UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38877

Yunji Inc.

15/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Independent Registered Public Accounting Firm

Yunji Inc. (the “Company”)’s board of directors and the audit committee of the board approved the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent registered public accounting firm, effective May 22, 2025, and the appointment of WWC, P.C. (“WWC”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025, effective May 22, 2025.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through May 22, 2025, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided PwC with a copy of the disclosures it is making in this Current Report on Form 6-K and requested that PwC furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not PwC agrees with the above disclosures and, if not, stating the respects in which PwC does not agree. A copy of PwC’s letter to the SEC, dated May 22, 2025, is attached herewith as Exhibit 99.1 to this Current Report on Form 6-K.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through May 22, 2025, neither the Company nor anyone acting on its behalf consulted with WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor was oral advice provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F), or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

Exhibit Index

Exhibit 99.1— Letter from Predecessor Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yunji Inc.

By:	/s/ Yeqing Cui
Name:	Yeqing Cui
Title:	Senior Financial Director

Date: May 22, 2025